Exhibit 99.3
Transition Therapeutics Inc.
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS
The accompanying consolidated financial statements of Transition Therapeutics Inc. have been prepared by management and have been approved by the Board of Directors. Management is responsible for the information and representation contained in these consolidated financial statements.
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include some amounts that are based on best estimates and judgments.
Management, to meet its responsibility for integrity and objectivity of the data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes that this system of internal accounting controls provides reasonable assurance that the financial records are reliable and form a proper basis for preparation of the consolidated financial statements, and that the assets are properly accounted for and safeguarded.
The Audit Committee reviews the consolidated financial statements, adequacy of internal controls, audit process and financial reporting with management. The Audit Committee, which consists of three directors not involved in the daily operations of the Company, reports to the Board of Directors prior to their approval of the audited consolidated financial statements for publication.
The shareholders’ auditors have full access to the Audit Committee, with and without management being present, to discuss the consolidated financial statements and to report their findings from the audit process. The consolidated financial statements have been examined by the shareholders’ independent auditors, PricewaterhouseCoopers LLP Chartered Accountants, and their report is provided herein.

/s/ Tony Cruz	/s/ Elie Farah
Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
September 15, 2008

Consolidated Financial Statements
Transition Therapeutics Inc.
June 30, 2008

AUDITORS’ REPORT
To the Shareholders of
Transition Therapeutics Inc.
We have audited the consolidated balance sheets of Transition Therapeutics Inc. as at June 30, 2008 and 2007 and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP
Toronto, Canada,	Chartered Accountants
September 15, 2008	Licensed Public Accountants
Comments by Auditors on Canada-U.S. Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the change related to accounting for inventory and financial instruments as described in note 2 to the financial statements. Our report to the shareholders dated September 15, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

/s/ PricewaterhouseCoopers LLP
Toronto, Canada,	Chartered Accountants
September 15, 2008	Licensed Public Accountants

Transition Therapeutics Inc.
CONSOLIDATED BALANCE SHEETS
As at June 30
(in Canadian dollars)

	June 30,	June 30,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents [note 8]	22,952,865	1,377,387
Held-to-maturity investments [note 8]	40,710,765	33,414,383
SCT receivable [note 12]	1,650,000	—
Due from Eli Lilly and Company [note 5]	472,220	—
Receivables	278,784	317,979
Investment tax credits receivable	693,057	559,405
Prepaid expenses and deposits	974,426	519,937

Total current assets	67,732,117	36,189,091
Capital assets, net [note 10]	958,689	1,174,028
Intangible assets [note 11]	26,185,155	26,632,609

	94,875,961	63,995,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,576,190	2,866,655
Due to Elan Pharma International Limited [note 4 ]	1,795,242	697,743
Current portion of deferred revenue	—	131,244

Total current liabilities	3,371,432	3,695,642
Deferred revenue [notes 4 and 5 ]	27,736,750	9,885,733
Leasehold inducement	80,024	91,456

Total liabilities	31,188,206	13,672,831

Commitments [note 19]
Guarantees [note 20]
Shareholders’ equity
Common shares	160,262,540	133,988,318
Contributed surplus	4,492,251	4,487,752
Stock options	3,093,735	1,538,396
Deficit	(104,160,771)	(89,691,569)

Total shareholders’ equity	63,687,755	50,322,897

	94,875,961	63,995,728

See accompanying notes
On behalf of the Board:

/s/ Tony Cruz	/s/ Christopher Henley
Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
Years ended June 30
(in Canadian dollars)

	2008	2007
	$	$

REVENUES
Milestone revenue	—	552,650
Licensing fees	1,596,722	131,244

	1,596,722	683,894

EXPENSES
Research and development [note 9]	12,822,913	9,839,170
General and administrative	5,820,864	5,317,524
Amortization	2,747,743	6,823,259
Foreign exchange loss (gain)	(608,059)	6,875
Loss on disposal of capital assets and assets held for sale	—	14,377

	20,783,461	22,001,205

Loss before the following	(19,186,739)	(21,317,311)
Interest income, net	2,417,537	1,226,099
Gain on note receivable [note 12]	650,000	400,000

Loss before income taxes	(16,119,202)	(19,691,212)
Future income taxes recovery [note 15]	—	2,729,422

Net loss and comprehensive loss for the year	(16,119,202)	(16,961,790)

Basic and diluted net loss per common share [note 13[b][v]]	$(0.70)	$(0.87)

See accompanying notes

Transition Therapeutics Inc.
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the years ended June 30, 2008 and 2007
(in Canadian dollars)

						Total
	Number of	Share	Contributed	Stock		Shareholders’
	Shares	Capital	Surplus	Options	Deficit	Equity
	#	$	$	$	$	$
Balance, July 1, 2006	17,494,269	99,563,853	4,469,987	774,858	(69,504,180)	35,304,518

Adjustment to opening deficit for change in accounting policy related to research inventory	—	—	—	—	(3,225,599)	(3,225,599)
Stock options exercised	63,654	601,571	—	(221,177)	—	380,394
Stock options expired	—	—	17,765	(17,765)	—	—
Stock-based compensation expense	—	—	—	1,002,480	—	1,002,480
Issued pursuant to private placement, net	2,986,867	23,964,751	—	—	—	23,964,751
Issued on acquisition of NeuroMedix Inc., net	685,951	9,858,143	—	—	—	9,858,143
Net loss and comprehensive loss for the year	—	—	—	—	(16,961,790)	(16,961,790)

Balance, June 30, 2007	21,230,741	133,988,318	4,487,752	1,538,396	(89,691,569)	50,322,897

Adjustment to opening deficit for change in accounting policy related to financial instruments [note 2]	—	—	—	—	1,650,000	1,650,000
Issued pursuant to private placement, net [note 13[b][ii]]	1,736,107	23,968,567	—	—	—	23,968,567
Issued as additional consideration regarding Ellipsis Neurotherapeutics Inc. [note 13[b][iii]]	174,123	1,890,976	—	—	—	1,890,976
Stock options exercised or forfeited [note 13[c][ii and iii]]	45,736	414,679	4,499	(166,534)	—	252,644
Stock-based compensation expense [note 13[c]]	—	—	—	1,721,873	—	1,721,873
Net loss and comprehensive loss for the year	—	—	—	—	(16,119,202)	(16,119,202)

Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Transition Therapeutics Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30
(in Canadian dollars)

	2008	2007
	$	$

OPERATING ACTIVITIES
Net loss for the year	(16,119,202)	(16,961,790)
Add (deduct) items not involving cash:
Amortization of:
capital assets	240,787	317,780
intangible assets	2,689,296	6,748,787
leasehold inducement	(11,432)	(11,432)
Write-off of research inventory acquired from NeuroMedix Inc.	—	387,667
Recovery of future income taxes	—	(2,729,422)
Stock-based compensation expense	1,721,873	1,002,480
Gain on note receivable [note 12]	(650,000)	(400,000)
Loss on disposal of capital assets and assets held for sale	—	45,073
Unrealized foreign exchange loss (gain)	(279,282)	8,583
Accrued interest on held-to-maturity investments	(696,467)	(423,628)
Net change in operating assets and liabilities [note 17]	16,505,641	6,792,452

Cash provided by (used in) operating activities	3,401,214	(5,223,450)

INVESTING ACTIVITIES
Maturity of short-term investments	337,988,232	108,694,797
Purchase of short-term investments	(344,308,865)	(130,361,807)
Proceeds from disposal of short-term investments	—	30,738
Proceeds from assets held for sale	—	265,401
Purchase of capital assets	(25,448)	(49,526)
Purchase of intangible assets	(350,866)	(345,425)
Proceeds on disposal of capital assets	—	60,754
Cash received on note receivable [note 12]	650,000	400,000
Cash received on acquisition of NeuroMedix Inc.	—	109,730
NeuroMedix Inc. acquisition costs	—	(322,842)

Cash used in investing activities	(6,046,947)	(21,518,180)

FINANCING ACTIVITIES
Repayment of long term debt	—	(300,707)
Proceeds from issuance of common shares, net	24,221,211	24,345,142

Cash provided by financing activities	24,221,211	24,044,435

Net increase (decrease) in cash and cash equivalents during the year	21,575,478	(2,697,195)
Cash and cash equivalents, beginning of year	1,377,387	4,074,582

Cash and cash equivalents, end of year [note 8]	22,952,865	1,377,387

See accompanying notes

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.
The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward.
Effective July 1, 2007, NeuroMedix Inc. amalgamated with Waratah Pharmaceuticals Inc. As a result of the amalgamation, these consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc. and Waratah Pharmaceuticals Inc. [“Waratah”]. These consolidated financial statements also include the results of NeuroMedix US Inc. up to November 27, 2007, the date of dissolution.
All material intercompany transactions and balances have been eliminated on consolidation.
2. CHANGES IN ACCOUNTING POLICIES
Financial Instruments
Effective July 1, 2007, the Company has adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530, Comprehensive Income, CICA Section 3855, Financial Instruments – Recognition and Measurement, CICA Section 3861, Financial Instruments – Disclosure and Presentation, and Handbook Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when or how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and disclosing comprehensive income (loss). Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income (loss) refers to items recognized in comprehensive income (loss) but that are excluded from net income (loss) calculated in accordance with Canadian generally accepted accounting principles.
Under the new standards, all financial instruments are classified into one of the following five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured at fair value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in the carrying value of financial instruments depend on their initial classification.
Held-for-trading financial instruments are measured at fair value and all gains or losses are included in the results of operations in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income (loss) until the asset is removed from the balance sheet or an impairment occurs. As a result of the adoption of these standards, the Company has classified its cash equivalents and short-term investments as “held-to-maturity” which are measured at amortized

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
cost using the effective interest method. The Company has classified the SCT receivable relating to the assets transferred under contractual arrangement, previously measured using a cost recovery basis, as held-for-trading and it is measured at fair value. The Company has also classified its accounts receivable as “Loans and receivables” and its accounts payable and accrued liabilities as “Other financial liabilities”, both of which are measured at amortized cost. The standard was adopted retroactively without restatement in accordance with the transitional provisions. As a result of the adoption of this standard, the Company has reclassified $423,628 from interest receivable to held-to-maturity investments to conform with the measurement basis recommended by the standard. In addition, the Company adjusted the carrying value of the SCT receivable relating to the assets transferred under a contractual arrangement by an amount of $1,650,000 resulting in a corresponding adjustment to the deficit. The adoption of the standard had no impact on previously reported earnings per share. Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to the value of the instrument. The adoption had no other impact on the Company’s balance sheet at July 1, 2007.
Inventory
During the fourth quarter of fiscal 2007, the Company changed its accounting policy related to inventories to adopt CICA Handbook section 3031 — Inventories, effective July 1, 2006. As a result of the adoption, the net realizable value of the inventory is now measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. Previously the Company measured net realizable value at the inventory’s replacement cost. The change in accounting policy was applied in accordance with the transitional provisions which permitted the Company to charge the difference in the measurement of opening inventory of $3,225,599 to the opening deficit for the year without restatement of prior years.
3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Use of estimates
The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates included in these consolidated financial statements are the valuation of intangible assets, investment tax credits receivable, future income tax assets and impairment assessments of capital and intangible assets. Actual results could differ from the estimates used.
Cash and cash equivalents and held-to maturity investments
The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.
Held-to-maturity investments consist of bankers’ acceptances and other debentures maturing in less than 12 months. Fair value of held-to-maturity investments is determined based on information provided by the Company’s investment broker who determines fair value based on a valuation model that uses daily pricing

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
reports to determine the amount the holder would receive if the instrument were redeemed on that day. Management regularly reviews the activity and stability of their investment issuers and prevailing interest rates to ensure that the fair value information provided by their broker appears reasonable.
The Company’s investment policies are designed to maintain safety of principal and provide adequate liquidity to meet all current payment obligations and future planned expenditures. Interest income from held-to-maturity investments was $2,419,762 for the year ended June 30, 2008.
Investment tax credits
Investment tax credits [“ITCs”] are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized. ITCs are accounted for using the cost reduction method, whereby they are netted against the related research and development expenses or capital expenditures to which they relate.
Research inventory
Inventories consist of materials that are used in future studies and clinical trials, and are measured at the lower of cost and net realizable value. Net realizable value is measured at the estimated selling price of the inventory less estimated costs of completion and estimated costs to make the sale. The amount of the write-down of inventories is included in research and development expense in the period the loss occurs, which is currently at the time the inventory is acquired since the Company does not intend to sell the material used in studies and clinical trials.
Capital assets
Capital assets, excluding leasehold improvements, are recorded at cost and amortized on a declining balance basis over their estimated useful lives as follows:

Computer equipment	30% and 45%
Office equipment and furniture	20%
Laboratory equipment	20%
Leasehold improvements are recorded at cost and amortized on a straight-line basis over the term of the lease plus one renewal period.
Intangible assets
Intangible assets consist primarily of technology, patents and compounds. Intangible assets are recorded at cost and are being amortized on a straight line basis over the estimated useful life, ranging from 5 to 15 years.
Impairment of long-lived assets
The Company assesses its capital and intangible assets for recoverability whenever indicators of impairment exist. An impairment loss is recognized when the carrying value of an asset exceeds the sum of the undiscounted cash flow expected from the asset. An impairment loss is measured as the amount by which the carrying amount of the

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
asset exceeds its fair value. As at June 30, 2008, management is of the view there have been no events or changes in circumstances that indicate the carrying value of capital and intangible assets were not recoverable.
Leases
Leases are classified as either capital or operating. Those leases which transfer substantially all the benefits and risks of ownership of property to the Company are accounted for as capital leases. The capitalized lease obligation, if any, reflects the present value of future lease payments, discounted at the appropriate interest rate, and is reduced by rental payments net of imputed interest. Assets under capital leases are amortized based on the useful life of the asset. All other leases are accounted for as operating with rental payments being expensed on a straight line basis over the life of the lease.
Income taxes
The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and the respective tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some or all of the future income tax asset will not be realized.
Variable interest entities
Variable interest entities [“VIEs”] refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should be consolidated.
The Company has analyzed its interests in entities which it does not wholly own and has determined that it has an interest in one VIE, Stem Cell Therapeutics Inc. (“SCT”). SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Company has determined that it is not the primary beneficiary of SCT and therefore consolidation is not required. The nature of the Company’s involvement with SCT is further described in note 12.
Financial instruments
Financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, receivables, accounts payable and accrued liabilities and amounts due to/from Elan and Eli Lilly. Financial instruments are initially recorded at fair value.
The Company is exposed to market risks related to volatility in interest rates for the Company’s investment portfolio and foreign currency exchange rates related to purchases of supplies and services made in US dollars.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
Revenue recognition
The Company recognizes revenue in accordance with Emerging Issues Committee Abstract 141 — Revenue Recognition. When evaluating multiple element arrangements, the Company considers whether the components of the arrangement represent separate units of accounting as defined in Emerging Issues Committee Abstract 142 — Revenue Arrangements with Multiple Deliverables. Application of this standard requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship.
The Company generally enters into two types of revenue producing arrangements with pharmaceutical companies: licensing arrangements and collaboration /co-development arrangements (“collaborations”).
Under a licensing arrangement the Company transfers the rights of a compound or series of compounds to a counterparty who directs the development, manufacture and commercialization of the product. The Company’s additional involvement is limited to involvement in a joint steering committee which the Company generally considers protective in nature. In return, the Company will generally receive an upfront fee, additional payments based on specifically defined developmental, regulatory, and commercial milestones, and a royalty based on a percentage of future sales of the product.
Under a collaboration arrangement the Company participates in the development by paying a fixed share of the development and commercialization costs in return for a fixed percentage of the product’s future profits. For contributing rights to the intellectual property the co-collaborator will pay the Company an upfront fee and additional payments based on specifically defined developmental and regulatory milestones. Collaboration agreements generally require the Company to participate in joint steering committees and to participate actively in the research and development of the product.
Licensing arrangements
The Company accounts for revenue from licensing arrangements using the milestone method. Revenue related to up-front payments received in licensing arrangements are deferred and amortized into income over the estimated term of the arrangement. Revenue from milestone payments is recognized when the milestone is achieved.
Collaboration arrangements
The Company accounts for collaboration arrangements using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. In the event that there are significant uncertainties with respect to the total costs to be incurred, the Company uses a zero profit model (i.e., revenue will be recognized equal to direct costs incurred, but not in excess of cash received or receivable) so long as the overall arrangement is determined to be profitable. In the event that the Company cannot determine if the overall arrangement will be profitable, all revenue associated with the arrangement is deferred until such time as the profitability determination can be made.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
The Company uses an input based measure, specifically direct costs, to determine proportional performance because the Company believes that the inputs are representative of the value being conveyed through the research and development activities. The Company believes that using direct costs as the unit of measure of proportional performance also most closely reflects the level of effort related to the Company’s performance under the arrangement. Direct costs are those costs that directly result in the culmination of an earnings process for which the counterparty to the arrangement receives a direct benefit. The nature of these costs are third party and internal costs associated with conducting clinical trial activities, allocated payroll related costs for representatives participating on the joint steering committee and sales and marketing costs during the co-commercialization period. Direct costs specifically exclude costs that are of a general and administrative nature.
Amounts resulting from payments received in advance of revenue recognized are recorded as deferred revenue in accordance with the zero profit proportional performance model described above until the earlier of (i) when the Company can meet the criteria for separate recognition of each element under the guidance of EIC 142; or (ii) after the Company has fulfilled all of its contractual obligations under the arrangement.
The Company is required to assess the profitability of the overall arrangement on a periodic basis throughout the life of the arrangement when events or circumstances indicate a potential change in facts. Profitability is defined as a net cash inflow resulting from the arrangement over its life. Such assessment is based on estimates to determine the most likely outcome based on available facts and circumstances at each assessment date. The estimates include the consideration of factors such as the progress and timing of clinical trials, competition in the market, the development progress of other potential competitive therapies, drug related serious adverse events and other safety issues in the clinical trials, pricing reimbursement in relevant markets and historical costs incurred compared to original estimates. When the periodic assessment or other events or circumstances indicate a loss will result from performance under the arrangement, the entire amount of the loss is charged against income in the period in which the determination is made.
Research and development
Research and development expenses include salaries, stock-based compensation, clinical trial costs, manufacturing and research inventory. Research costs are expensed as incurred. Development costs that meet specific criteria related to technical, market and financial feasibility are capitalized. To date, all of the development costs have been expensed.
Stock based compensation
The Company grants stock options to directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company pursuant to the stock option plan described in note 14.
Compensation expense for employees is recognized for stock options based on the fair value of the options at the grant date. The fair value of the options is recognized over the vesting period of the options as general and administrative or research and development expense, with the corresponding amount included as a separate component of shareholders’ equity titled stock options. Compensation expense for consultants is recognized for stock options based on the fair value of the options over the period the consulting services are provided.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
The fair value of stock options is estimated using the Black-Scholes option pricing model. This model requires the input of a number of assumptions, including expected dividend yield, expected stock price volatility, expected time until exercise and risk-free interest rates. Although the assumptions used reflect management’s best estimates, they involve inherent uncertainties based on conditions outside of the Company’s control. If other assumptions are used, stock-based compensation could be significantly impacted.
The stock option balance, included in shareholders’ equity is reduced as the options are exercised or when the options expire unexercised. If the stock options are exercised, the amount initially recorded for the options in stock options is credited to common shares, along with the proceeds received on the exercise. If the stock options expire unexercised, the amount initially recorded for the options in stock options is credited to contributed surplus.
Net loss per common share
Basic net loss per common share is determined by dividing the net loss by the weighted average number of common shares outstanding during the year. Contingently returnable common shares are excluded when determining the weighted average number of common shares outstanding. Diluted net loss per common share is determined in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year. All options are excluded from the calculation of diluted loss per common share as their effect is anti-dilutive.
Foreign currency transactions
Transactions undertaken in foreign currencies are translated into Canadian dollars at approximate exchange rates prevailing at the time the transactions occurred. Monetary assets and liabilities are translated into Canadian dollars at exchange rates in effect at the consolidated balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates. Exchange gains and losses are included in net income.
Recent Canadian accounting pronouncements:
CICA Section 1400, General Standards of Financial Statement Presentation
Under the amended section, management is required to make an assessment of an entity’s ability to continue as a going concern. In making its assessment, management must consider all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date. Financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so. Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern. The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company intends to adopt this standard for the three-month period ended September 30, 2008 and does not expect the adoption of this standard will have an impact on the disclosures in the financial statements.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
CICA Section 1535, Capital Disclosures
This pronouncement establishes standards for disclosing information, both qualitative and quantitative, that enable users of financial statements to evaluate an entity’s objectives, policies and processes for management of capital. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
CICA Section 3064, Goodwill and Intangible Assets
This pronouncement replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards. These changes are effective for years beginning on or after October 1, 2008, with early adoption encouraged. The Company is evaluating the effects of adopting this standard as to potential impact and the date at which the Company will adopt the new standard.
CICA Section 3862, Financial Instruments – Disclosures and CICA Section 3863, Financial Instruments – Presentation
These pronouncements revise and enhance disclosure requirements for financial instruments and carry forward unchanged the presentation requirements for financial instruments, respectively. The standards replace CICA Section 3861, Financial Instruments – Disclosure and Presentation. The new sections are effective for interim and annual financial statements for fiscal years beginning on and after October 1, 2007. The disclosure requirements cover the significance of financial instruments, fair value of financial instruments and exposures to risks from financial instruments. The Company has not yet assessed the impact this standard will have on the disclosures of the financial statements. The Company intends to adopt this standard for the three-month period ended September 30, 2008.
4. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED
On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.
Under the terms of the agreement, the Company has received upfront payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Each party’s cost share and ownership interest may vary throughout the term of the agreement dependent on certain elections that may be made during the development of ELND005 (AZD-103). Under the terms of the agreement the Company can elect to convert the co-development collaboration to a licensing arrangement. If converted, the Company would no longer share in the development costs and operating

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
profits but would receive reduced developmental and commercial milestones and royalties on worldwide aggregate net sales.
During the year ended June 30, 2008, the Company received the second upfront payment of $7,284,000 (US$7,500,000) from Elan, and also received a milestone payment of $5,015,495 (US$5,000,000) for the initiation of the Phase II clinical study which was announced December 21, 2007. These payments, totaling $12,299,495 (US$12,500,000) have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. As of June 30, 2008, the Company has received a total of $20,719,745 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement.
Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage, the Company would owe Elan approximately US$1.1 million for post Phase II development costs incurred up to June 30, 2008. These costs have not been recorded as an expense or a liability at June 30, 2008 as the Company has not yet made a decision as to its participation.
At June 30, 2008, under the terms of the agreement, the Company owes Elan $1,795,242 for costs incurred during the fourth quarter relating to the on-going Phase II clinical trial. This amount has been recorded as a liability at June 30, 2008 and is expected to be paid during the three-month period ending September 30, 2008.
5. LICENSING AND COLLABORATION AGREEMENT WITH ELI LILLY AND COMPANY
On March 13, 2008, Eli Lilly and Company (“Lilly”) and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing. Under the terms of the agreement, Transition has received a US$7 million upfront payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly will reimburse the Company up to US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program. Upon completion of this trial, Lilly will be responsible for further development activities and the commercialization of all gastrin based therapeutic products worldwide.
During the fourth quarter of fiscal 2008, the Company received the upfront payment of $7,017,000 (US$7,000,000) from Lilly which was recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At June 30, 2008 the Company has a receivable from Lilly in the amount of $472,220 for costs incurred under the agreement in connection with the Phase II clinical trial.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
6. LICENSING AGREEMENT WITH NOVO NORDISK
On November 5, 2007, the Company announced that following negotiations, Novo Nordisk and Transition were not able to come to agreement for an exclusive license to all of the Company’s diabetes programs. Accordingly, Transition terminated the agreement between the companies, returning to Transition all rights held by Novo Nordisk relating to E1-I.N.T. TM As a result of the licensing agreement being terminated, the remaining deferred amounts totaling $1,563,911 were recognized as licensing fee revenue during the year ended June 30, 2008.
7. ACQUISITION OF NEUROMEDIX INC.
On May 9, 2007, the Company completed a tender offer (the “Offer”) for the outstanding shares of NeuroMedix Inc. (“NeuroMedix”) a central nervous system (“CNS”) focused biotechnology company. NeuroMedix’s family of compounds have the key characteristics for a CNS drug as they are small molecules that are orally bioavailable and cross the blood-brain-barrier. Selected compounds have been shown to prevent neuronal dysfunction in animal models of Alzheimer’s disease and traumatic brain injury. Selected compounds are currently in pre-clinical development. Management cannot reasonably determine when a product will be commercialized and generate revenue for the Company.
As of the completion of the Offer, a total of 29,850,000 NeuroMedix common shares were validly tendered and accepted for purchase, representing 94% of the outstanding shares of NeuroMedix. As the Offer was accepted by holders of more than 90% of the common shares of NeuroMedix not held by Transition or its affiliates, the Company exercised its right under the compulsory acquisition provisions of section 206 of the Canada Business Corporations Act and acquired the remaining outstanding common shares of NeuroMedix not owned by Transition. Following the completion of the compulsory acquisition on June 1, 2007, NeuroMedix became a wholly-owned subsidiary of Transition. The NeuroMedix common shares were delisted from the TSX Venture Exchange effective May 15, 2007. Transition issued a total of 685,951 common shares as consideration for 100% of the NeuroMedix common shares received. In connection with the acquisition, Transition also acquired 100% of the outstanding common shares of NeuroMedix US Inc.
The acquisition of NeuroMedix has been accounted for as an acquisition of assets because NeuroMedix does not meet the definition of a business under Emerging Issues Committee Abstract 124. Total consideration was determined by the listed share price of the Company on the date the shares were issued plus the related acquisition costs, and was allocated to the assets acquired and liabilities assumed based on the estimated fair values on the date of acquisition, as follows:

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)

$

Assets acquired
Cash	109,730
Receivables	166,044
Research inventory	387,667
Prepaid expenses	29,890
Capital assets	8,604
Intangible assets [note 11]	11,085,259
Future tax assets	3,514,857

15,302,051
Less liabilities assumed
Accounts payable and accrued liabilities	1,606,209
Future tax liability	3,514,857

Net assets acquired	10,180,985

Consideration given
Common shares, net of share issuance costs of $19,551 [note 18[c]]	9,858,143
Acquisition costs	322,842

10,180,985

The cost of the research inventory was immediately charged to research and development expense as the net realizable value of the inventory was determined to be zero.
8. CASH AND CASH EQUIVALENTS AND HELD-TO-MATURITY INVESTMENTS
The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The annualized rate of return on these funds at June 30, 2008 was 3.4% [June 30, 2007 – 3.9%]. The amortized cost of the cash equivalents approximates fair value due to the short time to maturity.
Held-to-maturity investments consist of bankers acceptances and medium term note debentures totaling $40,710,765 at June 30, 2008 with effective interest rates between 1.71% and 3.37% and maturity dates between July 3, 2008 and September 16, 2008. The fair value of the held-to-maturity investments at June 30, 2008 is $40,710,765 [June 30, 2007 – $33,414,383].
Cash and cash equivalents consist of the following:

	2008	2007
	$	$

Cash	6,155,340	1,377,387
Cash equivalents	16,797,525	—

	22,952,865	1,377,387

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
9. INVESTMENT TAX CREDITS
For the year ended June 30, 2008, investment tax credits of $200,000 [2007 — $200,000] were recorded as a reduction of research and development expenses.
10. CAPITAL ASSETS
Capital assets consist of the following:

	June 30, 2008
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	301,012	213,755	87,257
Office equipment and furniture	166,697	107,168	59,529
Laboratory equipment	1,595,008	928,179	666,829
Leasehold improvements	244,888	99,814	145,074

	2,307,605	1,348,916	958,689

	June 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Computer equipment	283,738	169,655	114,083
Office equipment and furniture	158,523	93,307	65,216
Laboratory equipment	1,595,008	761,473	833,535
Leasehold improvements	244,888	83,694	161,194

	2,282,157	1,108,129	1,174,028

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
11. INTANGIBLE ASSETS
Intangible assets consist of the following:

	June 30, 2008
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees and prepaid royalties paid to General Hospital Corp.(“GHC”) [note 19[c][i]]	778,691	65,214	713,477
Technology, workforce and patents acquired from Protana	4,412,594	2,390,969	2,021,625
Technology, products and patents acquired from ENI	16,135,399	3,138,837	12,996,562
Patent portfolio	386,000	173,467	212,533
Compounds acquired from NeuroMedix [note 7]	11,085,259	844,301	10,240,958

	72,734,860	46,549,705	26,185,155

	June 30, 2007
			Net
		Accumulated	book
	Cost	amortization	value
	$	$	$

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology acquired from Biogenesys, Inc.	137,000	137,000	—
Sub-licensing fees and prepaid royalties paid to GHC	427,825	31,773	396,052
Technology, workforce and patents acquired from Protana	4,412,594	1,470,867	2,941,727
Technology, products and patents acquired from ENI	14,244,423	2,219,300	12,025,123
Patent portfolio	386,000	96,267	289,733
Compounds acquired from NeuroMedix	11,085,259	105,285	10,979,974

	70,493,018	43,860,409	26,632,609

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
The amortization to be taken on intangible assets by fiscal year is as follows:

$

2009	2,741,461
2010	2,741,461
2011	2,096,466
2012	1,781,742
2013	1,781,742
Thereafter	15,042,283

26,185,155

The amortization of all intangible assets relates to the research and development efforts of the Company.
12. NET ASSETS TRANSFERRED UNDER CONTRACTUAL ARRANGEMENT
On October 4, 2004, the Company signed a Share Purchase Agreement (the “Agreement”) to sell one of its wholly-owned subsidiaries, Stem Cell Therapeutics Inc. (“SCT”), whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson’s disease. The Agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.
This transaction was not recorded as a sale for accounting purposes as the risks and rewards of the ownership of SCT did not transfer to the purchaser under the terms of the Agreement. Therefore, on closing of the transaction, the Company classified the net carrying amount of the assets and liabilities of SCT as assets transferred under a contractual arrangement. Prior to July 1, 2007, the Company accounted for the assets transferred under contractual arrangement using the cost recovery method whereby the carrying value of the assets transferred under contractual arrangement have been reduced by [i] proceeds upon receipt, [ii] losses of SCT and [iii] amortization of the technology, resulting in a carrying value of nil as of the end of fiscal 2006. Any proceeds received subsequent to the assets being reduced to nil and June 30, 2007 have been included as a gain in the statement of loss.
During the year ended June 30, 2008, the Company received the third anniversary payment of $650,000 in cash which has been recorded as a gain in the statement of loss. As of June 30, 2008, total payments received amount to $1,850,000.
Effective July 1, 2007, the Company determined that the asset was a financial asset and has classified the asset transferred under contractual arrangement as a financial asset held for trading as described in note 2. The Company has estimated the fair value of this financial asset using a discounted cash flow method based on the contractual payments due to the Company. A change of 10% in the discount rates used would have resulted in an increase or decrease in net income of $67,000 or $57,000 respectively, for the year ended June 30, 2008 and a nominal change in total assets as at June 30, 2008. The change in fair value recognized by the Company during the year was $650,000. The final payment of $1,650,000 is due in the first quarter of fiscal 2009.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
13. SHARE CAPITAL
[a] Authorized
At June 30, 2008, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.
[b] Common shares issued and outstanding during the year
[i]	On July 9, 2007 the Company announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every nine (9) pre-consolidation common shares. The Toronto Stock Exchange (“TSX”) approved the consolidation and the common shares of the Company commenced trading on the TSX on a post-consolidated basis at the opening of trading on Monday, July 9, 2007. The share consolidation has been effected to satisfy the NASDAQ’s listing criteria regarding minimum bid price. This share consolidation was approved by Transition’s shareholders at the Company’s Annual and Special Meeting held in December 2006. The share consolidation affects all of the Company’s common shares and stock options outstanding at the effective date. Fractional shares were not issued and each shareholder’s aggregated fraction was paid out in cash on the basis of a fraction of $15.75. As a result of this consolidation, the comparative number of common shares, warrants and options, related exercise prices and basic and diluted loss per share have been retroactively adjusted to reflect the consolidation.

[ii]	On July 11, 2007, the Company announced the closing of its private placement financing issuing 1,736,107 common shares at a price of $14.40 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,031,433 resulting in net cash proceeds of $23,968,567.

[iii]	On December 21, 2007, the Company, along with Elan, jointly announced the initiation of a Phase II clinical study. In connection with this initiation, the Company issued the former shareholders of Ellipsis Neurotherapeutics Inc. [“ENI’] the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI. Accordingly, the consideration has been capitalized to intangible assets (note 11).

[iv]	On November 8, 2006, the Company completed a private placement financing issuing 2,986,867 common shares at a price of $8.37 per common share, raising gross proceeds of $25,000,000. The Company incurred total share issuance costs of $1,035,249 resulting in net cash proceeds of $23,964,751.

[v]	The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the year ended June 30, 2008 is 22,949,425 [2007 – 19,444,398]. The outstanding options to purchase common shares of 1,870,263 [2007 – 605,883] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.
For the year ended June 30, 2008, 79,908 [2007 – 79,908] contingently returnable common shares were excluded from the basic and diluted net loss per common share calculation. The contingently returnable

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
common shares relate to employment contracts and will be released from escrow based on the achievement of certain corporate milestones.
[c] Stock Options

			Weighted Average
			Exercise Price
Stock options	#	$	$

Stock options outstanding, June 30, 2006	470,893	774,858	7.92
Stock options issued [i]	282,222	—	5.04
Stock options exercised [ii]	(63,654)	(221,177)	5.94
Stock options expired	(55,185)	—	13.59
Stock options forfeited [iii]	(28,393)	(17,765)	9.63
Stock based compensation expense	—	1,002,480	—

Stock options outstanding, June 30, 2007	605,883	1,538,396	7.02
Stock options issued [i]	1,345,266	—	13.59
Stock options exercised [ii]	(45,736)	(162,035)	5.52
Stock options expired	—	—	—
Stock options forfeited [iii]	(35,150)	(4,499)	8.51
Stock based compensation expense	—	1,721,873	—

Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77

[i]	The fair value of the stock options issued during the year ended June 30, 2008 is $7,506,737 [2007 — $1,442,900].

[ii]	Stock options totaling 45,736 were exercised in fiscal 2008 [2007 – 63,654]. These stock options had a recorded value of $162,035 [2007 — $221,177] and resulted in cash proceeds to the Company of $252,644 [2007 — $380,394].

[iii]	Stock options totaling 35,150 were forfeited in fiscal 2008 [2007-28,393]. These forfeited stock options had a fair value of $199,397 [2007 -$110,294].

[iv]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at June 30, 2008 are $22,005,602 [June 30, 2007 — $4,276,829].
14. STOCK-BASED COMPENSATION PLANS
The Company’s stock option plan is designed to attract and retain key individuals and recognize individual and overall corporate performance. In terms of performance, the Company’s policy is to establish annual goals with respect to business strategy and the individual’s area of direct responsibility. The Company grants options to its employees at the time when they join the organization and then subsequent grants are issued at the discretion of the Board of Directors. Grants issued are based on the level of the position that the employee is hired for and their overall experience and subsequent grants are based on the level of position, the Company’s performance, and the employee’s performance. Stock option grants are approved by the Board of Directors. The Board of Directors take into account the amount and the terms of outstanding options when determining whether and how many new option grants will be made.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
Options granted to employees generally vest monthly or annually over a 3 to 4 year period, provided that the employee is employed by the Company for 6 months. The exercise price of the options is equal to the greater of (1) the closing price the day prior to the grant; (2) the weighted average trading price for five trading days prior to grant; and (3) the price determined by the Board of Directors at the time of the grant. All grants expire 5 years after the grant date or generally terminate 3 to 6 months after the employee leaves the Company depending on the circumstances of their departure.
The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatilities have been computed based on trailing 4 year historical share price trading data of week ending closing prices. The risk-free rate is based on the average of 3 year and 5 year Government of Canada marketable bond rates in effect at the time of the grants. The expected life of the option is estimated to be 4 years based on historical option exercising patterns.
In November 1999, the Company established a Stock Option Plan [the “Plan”] for the directors, officers, employees, members of the Scientific Advisory Board and consultants of the Company or of subsidiaries of the Company in order to secure for the Company and its shareholders the benefit of an incentive interest in share ownership by participants under the Plan. The Plan is administered by the Board of Directors of the Company.
In December 2005, the shareholders voted to amend the stock option plan of the Company to change the maximum number of common shares available for issuance under the stock option plan from a fixed number to a rolling number equal to 10% of the then issued and outstanding common shares of the Company, from time to time.
All stock options granted under the Plan must be exercised within a maximum period of five years following the grant date thereof. The maximum number of common shares that may be issued pursuant to stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares. The maximum number of common shares that may be issued to any individual pursuant to stock options granted under the Plan will not exceed 5% of the outstanding common shares and the total number of common shares that may be issued to consultants pursuant to stock options granted under the Plan will not exceed 2% of the issued and outstanding common shares in any twelve month period. The vesting period is determined at the time of each option grant but must not exceed five years.
A summary of options outstanding as at June 30, 2008 under the plans are presented below:

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

3.15-7.65	416,891	2.80	5.60	299,021	2.76	5.55
9.72-12.78	98,446	1.91	11.46	78,031	1.26	11.57
13.00-14.58	1,125,332	4.83	13.30	96,318	4.70	13.02
15.48-18.00	229,594	4.00	15.58	92,159	3.99	15.58

	1,870,263			565,529

A summary of options outstanding as at June 30, 2007 under the plans are presented below:

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)

	Outstanding			Exercisable
Range of		Weighted average	Weighted average		Weighted average	Weighted average
exercise	Number of	remaining	exercise	Number of	remaining	exercise
prices	options	contractual life	price	options	contractual life	price
$	#	[years]	$	#	[years]	$

2.52 - 3.15	27,078	1.3	3.15	24,993	1.3	3.06
4.68 - 8.46	466,119	3.9	5.85	178,628	3.9	5.76
9.72 - 12.78	78,797	2.2	11.61	68,673	2.2	11.52
13.86 - 18.00	33,889	4.9	16.02	22,385	5.0	15.57

	605,883			294,679

For the year ended June 30, 2008, total stock based compensation expense was $1,721,873 [2007 -$1,002,480], split between general and administrative expense of $1,029,747 [2007 — $729,616] and research and development of $692,126 [2007 — $272,864].
The fair value of options granted during fiscal 2008 is $7,506,737 [2007 — $1,442,900]. The fair value of the options at the date of grant for the year ended June 30, 2008 was estimated using the Black-Scholes option pricing model based on the following assumptions: expected option life 4 years [2007 — 4 years], volatility between 0.558 – 0.708 [2007 — 0.898 and 1.920], risk free interest rate between 3.24% and 3.61% [2007 – 2.91% and 3.46%] and a dividend yield of 0% [2007 — 0%].
The weighted average grant date fair value of options granted during the year ended June 30, 2008 was $5.58 [2007 — $5.04].
As at June 30, 2008 and 2007, total compensation cost related to non-vested awards not yet recognized is $7,141,444 and $1,296,780 respectively. The weighted average period over which it is expected to be recognized is 36 and 18 months respectively.
For fiscal 2008, the weighted average exercise price and the weighted average remaining contractual life of the outstanding stock options are $11.77 and 4.12 years [2007 — $7.02 and 3.23 years]. The weighted average exercise price and the weighted average remaining contractual life of the exercisable stock options are $9.29 and 3.08 years [2007 — $7.65 and 3.20 years].
The intrinsic value of options exercised during fiscal 2008 is $279,593 [2007 — $685,585] and the intrinsic value of options granted for fiscal 2008 and 2007 is nil.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
15. INCOME TAXES
[a]	As at June 30, 2008, the Company has total Canadian non-capital losses of approximately $29,192,000 [2007- $39,680,000] available for carryforward. The non-capital losses will begin to expire as follows:

$

2009	1,171,000
2010	2,197,000
2014	2,513,000
2015	3,348,000
2026	4,318,000
2027	11,854,000
2028	3,791,000

29,192,000

As at June 30, 2008, the Company also has approximately $24,384,000 [2007 — $20,028,000] in Canadian scientific research and experimental development expenditures which can be carried forward indefinitely to reduce future years’ taxable income. During fiscal 2008 the Company recorded $200,000 [2007 - $200,000] of refundable provincial ITCs which was recorded as a reduction to research and development, net. The Company has approximately $5,665,000 [2007 — $4,206,000] in federal ITCs that can be carried forward for up to twenty years and used to reduce the Company’s taxes payable.
[b]	Significant components of the Company’s future tax assets and liabilities are as follows:

	2008	2007
	$	$

Future tax assets
Capital and intangible assets	2,847,584	2,792,007
Deferred revenue	8,043,658	3,255,516
Non-capital loss carryforwards	8,592,470	13,060,484
Canadian scientific research and experimental development expenditures	7,083,051	6,523,214
Investment tax credits	4,744,882	3,367,860
Financing and share issuance costs	756,677	821,192

Total future tax assets	32,068,322	29,820,273

Future tax liabilities
Intangible assets	(7,369,690)	(7,976,612)
Capital gains	(4,173)	(8,964)
Leasehold inducement	(23,807)	(29,723)

Total future tax liabilities	(7,397,670)	(8,015,299)

	24,670,652	21,804,974
Less valuation allowance	(24,670,652)	(21,804,974)

Net future tax liability	—	—

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
[c]	The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery is as follows:

	2008	2007
	$	$

Tax recovery at combined federal and provincial rates	(5,611,094)	(7,112,466)
Non-deductible permanent differences:
Stock-based compensation	599,384	362,096
Other permanent and non-deductible items	4,766	90,053
Impact of changes in tax rates	3,655,230	725,038
Financing and share issuance costs	(359,042)	(480,618)
Non-refundable investment tax credits	(1,154,920)	(1,798,092)
Future tax assets not recognized for accounting	2,865,676	5,484,567

	—	(2,729,422)

16. RELATED PARTY TRANSACTIONS
During fiscal 2008, the Company paid legal fees to a law firm where the Company’s Secretary is a partner and to a corporation controlled by the Company’s Secretary. Total fees and disbursements charged to the Company by these companies during the year ended June 30, 2008 were $6,165 [2007 - $2,700] and are included in general and administrative expenses. The balance owing at June 30, 2008 and 2007 is Nil. These transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
17. CONSOLIDATED STATEMENTS OF CASH FLOWS
The net change in operating assets and liabilities consists of the following:

	2008	2007
	$	$

Due from Lilly	(472,220)	—
Receivables	39,195	(203,900)
Investment tax credits receivable	(133,652)	616,661
Prepaid expenses and deposits	(454,489)	(20,088)
Accounts payable and accrued liabilities	(1,290,465)	(2,060,673)
Due to Elan	1,097,499	697,743
Deferred revenue	17,719,773	7,762,709

	16,505,641	6,792,452

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
Supplemental cash flow information

Interest paid	—	2,312
Income tax paid	—	—

18. NON-CASH TRANSACTIONS
During fiscal 2008 and 2007, the Company entered into the following non-cash activities:
[a]	On December 21, 2007, the Company issued the former shareholders of ENI the first contingent consideration milestone in the form of 174,123 common shares at a price of $10.86 per share, representing the weighted average closing trading price for the five trading days prior to issuance. The shares issued had a fair value of $1,890,976 and represent additional consideration paid to acquire the technology, products and patents from ENI.

[b]	On July 26, 2006 the Company terminated its obligation under a capital lease and returned the office equipment to the lessor. The equipment had a cost of $99,934 and accumulated amortization of $43,425 resulting in a loss of $7,718.

[c]	On August 1, 2006, the Company signed an Assignment Agreement (“Agreement”) for the exclusive rights to intellectual property relating to apparatus, devises and methods for screening of compound libraries using the Optimol drug discovery technology acquired from Protana in fiscal 2006. Under the terms of the Agreement, the Company paid $50,000 cash and granted laboratory equipment with a fair market value of $50,000 resulting in additions to the Company’s patent portfolio totaling $100,000. The laboratory equipment had a net book value of $51,418 and the assignment resulted in the recognition of a loss of $1,418.

[d]	On June 1, 2007 the Company acquired 100% of the issued and outstanding common shares of NeuroMedix and acquired net assets of $10,180,985 for total share consideration of $9,858,143 and acquisition costs of $322,842 [note 7].

[e]	Amounts owing on capital assets of Nil are included in accounts payable and accrued liabilities at June 30, 2008 [2007 — $10,908].
19. COMMITMENTS
[a]	As at June 30, 2008, the Company is committed to aggregate expenditures of $45,000 [2007 -$155,000] under its collaboration agreements. In addition, at June 30, 2008, the Company is committed to aggregate expenditures of approximately $5,868,000 [2007 - $1,573,000] for clinical and toxicity studies to be completed during fiscal 2009 and approximately $104,000 [2007 — $154,000] for manufacturing agreements.

[b]	The Company leases premises under operating leases expiring at various dates to June 30, 2011 with an option to extend to 2015. In addition, the Company leases photocopiers under operating leases that expire on various dates to March, 2012. Future minimum annual lease payments under these operating leases, in aggregate and over the next five years are as follows:

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)

$

2009	282,738
2010	291,469
2011	280,100
2012	158,981
2013	—

1,013,288

During the year, the rental expense for the various premises under operating leases was $476,632. [2007 - $443,607].
[c] The following commitments are associated with Waratah:
[i]	General Hospital Corporation:

The Company owns 50% of certain patent rights issued in connection with the I.N.T.TM technology for the treatment of juvenile diabetes and has a license agreement with GHC whereby GHC assigned the Company an exclusive worldwide license for the remaining 50% of the aforementioned patent rights. Under the license agreement, the Company is committed to making royalty payments of 1.5% on the net sales of any product commercialized based on this technology. This royalty rate can be reduced to 0.75% by the Company through the payment of buy-back options ranging from US$250,000 to US$1.25 million depending on the stage of the development of the I.N.T.TM product at the time of the buy-back. During fiscal 2007 the Company made the first contingent payment in the amount of US$250,000 in order to reduce future royalties to 0.75%. In addition, the Company is committed to make payments ranging from 5%-10% of non-royalty sublicense fees and milestone payments received by the Company from any sublicensee. During fiscal 2008 the Company capitalized a payment of $350,866 (US$350,000) to GHC which represents 5% of the US$7 million upfront fee received from Lilly. The agreement remains in force until the expiration of the last to expire patent.

[ii]	Research Corporation Technologies:

The Company has a license agreement with Research Corporation Technologies [“RCT”], a company based in Arizona, for the use of RCT’s patented protein expression system for the production of the Company’s therapeutics proteins. Under the agreement, the Company will pay RCT royalties of 1.5% on net sales, including minimum annual royalties of US$30,000 in 2002 for the term of the agreement.

[iii]	London Health Sciences Center Research Inc. (“LHSCRI”):

In fiscal 2006, the Company issued to LHSCRI 414,492 Transition common shares having a value of $286,000 in exchange for patents related to the use of GLP-1 in type I diabetes patients. In addition, LHSCRI is entitled to receive up to $2,650,000 in milestone payments and a royalty of 5% on revenues received by the Company related to the license of the technology. The agreement remains in force until the expiration of the last to expire patent.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
[iv] Juvenile Diabetes Research Foundation (“JDRF”):
Juvenile Diabetes Research Foundation (“JDRF”) signed an agreement with the Company to provide up to US$4 million in milestone driven funding to support the research work necessary to advance the Company’s Gastrin+GLP-1 product from preclinical studies to Phase II trials in type 1 diabetes patients. If the Company licenses the Gastrin+GLP-1 product for type 1 diabetes, then the JDRF shall receive a 5% royalty on license fees and milestone payment received by the Company. If a Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) is granted regulatory approval, then the JDRF shall receive from the Company an amount equal to three times total funding provided by the JDRF, less any amounts paid to the JDRF from license fees or milestone payments, paid over a five year period following regulatory approval. If five years following regulatory approval, the aggregate net sales of the Company’s Gastrin+GLP-1 product (and/or Gastrin+DPP-4 inhibitor product) are greater than US$1 billion or US$2 billion, then the JDRF can receive additional consideration equal to one time or two times the amount of funding provided by the JDRF, respectively. Assuming the maximum JDRF funding contribution of US$4 million and aggregate sales in excess of US$2 billion prior to the fifth anniversary of the approval of a licensed product, the maximum payable to the JDRF under the agreement is US$20 million. At June 30, 2008, the Company expensed an amount of $356,895 included in accounts payable and accrued liabilities representing a 5% royalty owing to the JDRF in relation to the US$7 million upfront payment received from Lilly (note 5).
[d] The following commitment is associated with ENI:
[i] ELND005 (AZD-103) Technology License:
The Company has a worldwide exclusive license to intellectual property relating to ELND005/AZD-103 with the inventor, an Alzheimer’s disease researcher at the University of Toronto. Under the agreement, the inventor may receive milestone payments of up to $170,000. For therapeutic products, a royalty of 2.5% will be due on the first $100,000,000 of revenues received by the Company and 1.5% of revenues thereafter. For diagnostic products, a royalty of 10% will be due on the first $100,000,000 of revenues received by the Company and 7% of revenues thereafter. Also, the inventor may receive up to $25,000 for additional patent applications under this license. The agreement remains in force until the expiration of the last to expire patent.
In addition, under the terms of the ENI step-acquisition agreement, the Company is committed to pay the former shareholders of ENI contingent clinical milestones potentially totaling $10.9 million payable in Transition common shares at the then market price and a royalty of up to 1% on net sales of ELND005 (AZD-103) product.
[e] The following commitment is associated with NeuroMedix [note 7]:
[i] Minozac Technology License:
The Company has a worldwide exclusive license to intellectual property relating to the Minozac compound and related compounds with Northwestern University. Under the Agreement, Northwestern University may receive milestone payments up to US$1,350,000. In addition, Northwestern will receive 1-2% royalties on product sales and royalties of 3-6% on fees received

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
by the Company from sublicensing the technology. On an annual basis, Northwestern University is paid an annual license fee of US$10,000 which is due every year until the launch of a licensed product. After the launch of a licensed product the minimum annual royalty is US$25,000 in the first year and US$50,000 thereafter, which is creditable against any royalties paid that year.
20. GUARANTEES
The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers.
21. SEGMENT DISCLOSURE
The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during fiscal 2008 are from one customer, Novo Nordisk, a company based in Denmark.
22. SUBSEQUENT EVENTS
On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”). These newly acquired discovery projects and other early-stage internal projects will be the focus of a group of research scientists and will operate through a newly formed United States-based subsidiary called Transition Therapeutics (USA) Inc. which was incorporated on July 14, 2008.
In consideration for the acquisition of these assets and intellectual property rights, Forbes has received from Transition US$1 million, and will potentially receive up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.
23. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS
The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2008 consolidated financial statements.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
24. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION
The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:
(a)  Consolidated statements of loss and comprehensive loss:
The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the year that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Years ended June 30,
	2008	2007

Net loss for the year in accordance with Canadian GAAP	$(16,119,202)	$(16,961,790)
Reversal of amortization of acquired technologies	1,815,136	5,912,205
Gain on sale of company transferred under contractual arrangement	1,650,000	—
Expense intangibles acquired with respect to NeuroMedix (g)	—	(11,085,259)
Expense intangibles acquired with respect to additional consideration paid with respect to ENI (f)	(1,890,976)	—
Expense other intangibles acquired (f)	(350,866)	(295,425)
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (i)	58,884	99,570
Reversal of future tax recovery due to expensing of in-process research and development (j)	—	(2,729,422)

Net loss and comprehensive loss for the year in accordance with U.S. GAAP	$(14,837,024)	$(25,060,121)

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
     The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Years ended June 30,
	2008	2007

Net loss and comprehensive loss attributable to common shareholders:
Basic and diluted	$(14,837,024)	$(25,060,121)

Weighted average shares:
Basic and diluted	22,949,425	19,444,398

Net loss and comprehensive loss per share:
Basic and diluted	$(0.65)	$(1.29)

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(b)	Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

			Additional		Total
	Common shares		paid-in		shareholders’
	Number	Amount	capital	Deficit	equity

Shareholders’ equity, June 30, 2006	17,494,269	$100,234,932	$4,251,537	$(88,040,321)	$16,446,148
Issued in connection with private placement	2,986,867	23,964,751	—	—	23,964,751
Acquisition of NeuroMedix	685,951	9,858,143	—	—	9,858,143
Exercise of stock options	63,654	601,571	(221,177)	—	380,394
Stock-based compensation	—	—	902,910	—	902,910
Net loss and comprehensive loss for the year	—	—	—	(25,060,121)	(25,060,121)

Shareholders’ equity, June 30, 2007	21,230,741	$134,659,397	$4,933,270	$(113,100,442)	$26,492,225

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

			Additional		Total
	Common shares		paid-in		shareholders’
	Number	Amount	capital	Deficit	equity

Shareholders’ equity, June 30, 2007	21,230,741	$134,659,397	$4,933,270	$(113,100,442)	$26,492,225
(brought forward)
Issued in connection with private placement	1,736,107	23,968,567	—	—	23,968,567
Issued as additional consideration regarding ENI	174,123	1,890,976	—	—	1,890,976
Exercise of stock options	45,736	414,679	(162,035)	—	252,644
Stock-based compensation	—	—	1,662,989	—	1,662,989
Net loss and comprehensive loss for the year	—	—	—	(14,837,024)	(16,487,024)

Shareholders’ equity, June 30, 2008	23,186,707	$160,933,619	$6,434,224	$(127,937,466)	$37,780,377

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(c)	Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at June 30:

	2008		2007
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Assets:

Current:
Cash and cash equivalents	$22,952,865	$22,952,865	$1,377,387	$1,377,387
Held-to-maturity investments (d)	40,710,765	40,710,765	33,414,383	33,414,383
SCT Receivable (h)	1,650,000	1,650,000	—	—
Due from Lilly	472,220	472,220	—	—
Receivables	278,784	278,784	317,979	317,979
Investment tax credits receivable	693,057	693,057	559,405	559,405
Prepaid expenses and deposits	974,426	974,426	519,937	519,937

	67,732,117	67,732,117	36,189,091	36,189,091
Capital assets	958,689	958,689	1,174,028	1,174,028
Intangible assets (f)	26,185,155	1,927,777	26,632,609	2,801,937

	$94,875,961	$70,618,583	$63,995,728	$40,165,056

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)

	2008		2007
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP

Liabilities and shareholders’ equity:

Current liabilities
Accounts payable (k)	$—	$—	$422,384	$422,384
Accrued liabilities (k):
Research contracts	534,042	534,042	1,294,220	1,294,220
Professional services	296,075	296,075	310,260	310,260
Payroll and vacation	418,049	418,049	736,419	736,419
Capital tax and other	328,024	328,024	103,372	103,372

	1,576,190	1,576,190	2,866,655	2,866,655
Due to Elan	1,795,242	1,795,242	697,743	697,743
Current portion of deferred revenue	—	—	131,244	131,244

	3,371,432	3,371,432	3,695,642	3,695,642

Deferred revenue	27,736,750	27,736,750	9,885,733	9,885,733
Leasehold inducement	80,024	80,024	91,456	91,456

	31,188,206	31,188,206	13,672,831	13,672,831

Shareholders’ equity:
Common shares	160,262,540	160,933,619	133,988,318	134,659,397
Contributed surplus	4,492,251	3,932,776	4,487,752	3,928,277
Stock options	3,093,735	2,501,448	1,538,396	1,004,993
Deficit	(104,160,771)	(127,937,466)	(89,691,569)	(113,100,442)

	63,687,755	39,430,377	50,322,897	26,492,225

	$94,875,961	$70,618,583	$63,995,728	$40,165,056

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(d)	Held-to-maturity investments:

SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires management to determine the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluate such designation as of each balance sheet date. The Company has determined that debt securities are classified as held-to-maturity securities, which are to be carried at amortized cost. As at June 30, 2008 and 2007, there is no material difference in accounting for held-to-maturity investments under U.S. GAAP.

(e)	Research inventory:

In the fourth quarter of fiscal 2007, the Company adopted CICA Handbook Section 3031 - Inventories for Canadian GAAP, as described in note 2. The Company now writes down inventory immediately after purchase to the net realizable value. Under U.S. GAAP the cost of such research inventory with no alternative use must be expensed as inventory is purchased. This difference in accounting policy had no impact on the reconciliation for the statement of loss for the year ended June 30, 2008.

(f)	Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Financial Accounting Standards Board (“FASB”) Statement No. 2, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

In fiscal 2008, the Company (i) issued the former shareholders of ENI the first contingent milestone in the form of 174,123 common shares, representing additional consideration of $1,890,976 paid to acquire the technology, products and patents from ENI and; (ii) made a payment to the GHC relating to the TT-223 gastrin technology triggered by the receipt of non-royalty income received from Lilly.

The additional consideration paid to the former shareholders of ENI relating to ELND005 (AZD-103) is considered to be in-process research and development, and accordingly, has been expensed under U.S. GAAP. The payment made to GHC relating to the TT-223 gastrin technology is considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
In fiscal 2007, the Company acquired (i) the exclusive rights to intellectual property relating to the Optimol drug discovery technology acquired from Protana in 2006, (ii) made a payment to reduce the future royalties paid to the GHC relating to the TT-223 gastrin technology and (iii) also acquired the shares of NeuroMedix as discussed in note (g) below.

The exclusive rights to intellectual property relating to the Optimol drug discovery technology have been capitalized under U.S. GAAP as the payment relates to a patented process which the Company will utilize to identify potential new lead molecule candidates for further research and development. The pre-payment on future royalties paid to the GHC are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During fiscal 2008, the Company recorded $874,165 in amortization expense relating to intangible assets capitalized under U.S. GAAP. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 28 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

$

2009	836,581
2010	836,581
2011	254,615

1,927,777

(g)	Acquisition of NeuroMedix:

On May 9, 2007, the Company completed a tender offer (the “Offer”) for the outstanding shares of NeuroMedix as described in note 7 of the financial statements.

As part of the transaction, the Company acquired intangible assets of $11,085,259 which was capitalized under Canadian GAAP. Management has determined that this intangible asset does not have an alternative future use and accordingly, the technology has been expensed as in-process research and development under U.S. GAAP. The future income tax assets and liabilities recognized under Canadian GAAP for this transaction have not been recognized under U.S. GAAP.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(h)	Gain on transfer of the ownership interest of SCT:

The transfer of the ownership interest of SCT included the disposition of in-process research and development that was capitalized under Canadian GAAP. For U.S. GAAP purposes, in-process research and development is expensed in the period of acquisition. Therefore, the net carrying value of the assets transferred under a contractual arrangement was reduced by $1,989,607 on the date of the transaction. In fiscal 2007 the Company received a payment of $400,000 from SCT which has been recorded as a gain for both Canadian and U.S. GAAP. During fiscal 2008, the Company received another payment from SCT in the amount of $650,000 which has been recorded as a gain for U.S. GAAP. Effective July 1, 2007, under Canadian GAAP, the Company accounts for the note receivable at fair value whereas under U.S. GAAP, the Company accounts for the amount as a note receivable. At June 30, 2008, management has determined that the final instalment due under the terms of the agreement is reasonably expected to be collected and accordingly, under U.S. GAAP, has recognized the final payment of $1,650,000 as a gain on sale of assets transferred under contractual arrangement.

(i)	Stock-based compensation:

Effective July 1, 2005, the Company adopted the fair value-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R, Share-Based Payment. In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options issued on or after July 1, 2006. Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2006 will be recognized in net loss as the requisite service is rendered.

Under Canadian GAAP, the Company has applied the fair value method to stock options issued or modified from its 2004 fiscal year.

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $58,884 net reduction in compensation expense compared to Canadian GAAP [2007 - $99,570].

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(j)	Income taxes:

In June, 2006, The FASB issued Interpretation No.48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which creates a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. FIN 48 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 during fiscal 2008 and the adoption had no impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the years ended June 30, 2008 and 2007, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to Nil. Under Canadian GAAP in fiscal 2007, as the Company amortized its intangible assets, the future tax liabilities were reversed resulting in recognizing a recovery of future income taxes in the statements of loss. The recovery of future income taxes recorded under Canadian GAAP has been reversed for U.S. GAAP purposes. There was no similar impact in 2008.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
Significant components of the Company’s future tax assets and liabilities under U.S. GAAP are as follows:

	2008	2007

Future tax assets:
Capital and intangible assets	$2,847,584	$2,958,888
Non-capital loss carryforwards	8,592,470	13,060,484
Canadian scientific research and experimental development expenditures	7,083,051	6,523,214
Investment tax credits	4,744,882	3,367,860
Financing and share issuance costs	756,677	821,192
Deferred revenue	8,043,658	3,255,516

	32,068,322	29,987,154
Future tax liabilities:
Intangible assets	(527,016)	(435,763)
Capital gains	(4,173)	(8,964)
Leasehold inducement	(23,807)	(29,723)

	31,513,326	29,512,704

Less valuation allowance	(31,513,326)	(29,512,704)

Net future tax asset	$—	$—

(k)	Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,576,190 and $2,444,271 respectively for the years ended June 30, 2008 and 2007. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007
(in Canadian dollars)
(l)	Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, Determination of the Useful Life of Intangible Assets. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under the FASB Statement No. 142, Goodwill and Other Intangible Assets. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 41, Business Combination, and other U.S. GAAP. FSP FAS 142-3 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On December 12, 2007, the EITF ratified abstract: Issue 07-1, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

On June 27, 2007, the EITF ratified abstract: Issue 07-3, Accounting for Non-refundable Advance Payments for Goods or Services to Be Used in Future Research and Development Activities. The abstract may impact the treatment of non-refundable advance payments for goods or services that will be used or rendered for research and development activities. The abstract is effective for years beginning on or after December 15, 2007. The Company has not yet assessed the impact the adoption of this new abstract is expected to have on its consolidated financial position or results of operations.

In September 2006, the FASB issued FASB Statement No. 157 (“SFAS 157”), Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, the adoption of SFAS 157 will have on its consolidated financial position and results of operations.

Transition Therapeutics Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2008
(in Canadian dollars)
In December 2007, the FASB issued Statement No. 141R, Business Combinations (“FAS 141R”), and Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51 (“FAS 160”). FAS 141R expands the scope of acquisition accounting to all transactions under which control of a business is obtained. Among other things, FAS 141R requires that contingent consideration as well as contingent assets and liabilities be recorded at fair value on the acquisition date, that acquired in-process research and development be capitalized and recorded as intangible assets at the acquisition date, and also requires transaction costs and costs to restructure the acquired company be expensed. FAS 160 provides guidance for the accounting, reporting and disclosure of noncontrolling interests and requires, among other things, that noncontrolling interests be recorded as equity in the consolidated financial statements. FAS 141R and FAS 160 are both effective, on a prospective basis, July 1, 2009 with the exception of the presentation and disclosure requirements of FAS 160 which must be applied retrospectively. The Company is assessing the impacts of these standards on its financial position and results of operations.
In May 2008, the FASB issued Statement No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). FAS 162 identifies the sources of accounting principles and the framework for selecting the principles used (order of authority) in the preparation of financial statements that are presented in conformity with generally accepted accounting standards in the United States. FAS 162 is effective 60 days following the Securities and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company does not expect the adoption of FAS 162 to have a material impact on its financial statements.